                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                Amendment No. 7*

                                   BELO CORP.
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                                (Name of Issuer)

                Series B Common Stock, par value $1.67 per share
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                         (Title of Class of Securities)

                080555 20 4                       (CUSIP Number)
                ---------------------------------



                                December 31, 2000
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 080555 20 4
          -----------

1.       Names of Reporting Persons
         I.R.S. Identification Nos.                  Dealey D. Herndon
         of Above Persons (entities only)
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2.       Check the Appropriate Box                   (a)   [ ]
         if a Member of a Group                      (b)   [ ]
         (See Instructions)
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3.       SEC Use Only
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4.       Citizenship or Place of
         Organization                                United States
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Number of          5.       Sole Voting Power          2,778,876(1)(2)
Shares                      ----------------------------------------------------
Benefi-            6.       Shared Voting
cially Owned                Power                           -0-
by Each                     ----------------------------------------------------
Reporting          7.       Sole Dispositive
Person With                 Power                      2,778,876(1)(2)
                            ----------------------------------------------------
                   8.       Shared Dispositive
                            Power                           -0-
                            ----------------------------------------------------

9.       Aggregate Amount Beneficially
         Owned by Each Reporting Person               2,778,876(1)(2)
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10.      Check Box if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares (See Instructions)                            [ ]
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11.      Percent of Class Represented
         by Amount in Row (9)                                  14.7%
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12.      Type of Reporting Person                             IN
         (See Instructions)
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ITEM 1.

         (a)      Name of Issuer:

                  Belo Corp.

         (b)      Address of Issuer's Principal Executive Offices:

                  P.O. Box 655237
                  Dallas, Texas 75265-5237

ITEM 2.

         (a)      Name of Person Filing:

                  Dealey D. Herndon

         (b)      Address of Principal Business Office, or if none,
                  Residence:

                  322 Congress Avenue
                  Austin, Texas  78701

         (c)      Citizenship:

                  United States

         (d)      Title of Class of Securities:

                  Series B Common Stock, par value $1.67 per share

         (e)      CUSIP Number:

                  080555 20 4

ITEM 3.

         IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
(c), CHECK WHETHER THE PERSON FILING IS A:

         (a)  [ ]  Broker or Dealer registered under section 15 of the Act

         (b)  [ ]  Bank as defined in section 3(a)(6) of the Act

         (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

         (d) [ ] Investment Company registered under section 8 of the Investment Company Act

         (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

         (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(1)(ii)(G) (Note: See Item 7)

         (h)  [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)



ITEM 4.  OWNERSHIP.

         (a)      Amount Beneficially Owned:          2,778,876(1)(2)
                                            ------------------------------------

         (b)      Percent of Class:                               14.7%
                                   ---------------------------------------------

         (c)      Number of shares as to which the person has:

                    (i)    sole power to vote or to direct the vote:
                                    2,778,876(1)(2)
                           -----------------------------------------------------

                   (ii)    shared power to vote or to direct the vote:
                                       -0-
                           -----------------------------------------------------

                  (iii) sole power to dispose or to direct the disposition of: 2,778,876(1)(2)
                              --------------------------------------------------

                   (iv)    shared power to dispose or to direct the disposition
                           of:         -0-
                              --------------------------------------------------

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(1) Series B common stock is convertible at any time on a share-for-share basis into Series A common stock.

(2) Includes the following: 29,172 Series B shares subject to options which are presently exercisable or which become exercisable within 60 days and 98,456 Series B shares held in trusts for which Mrs. Herndon serves as trustee (the "Trusts"). Mrs. Herndon disclaims beneficial ownership of the shares held in the Trusts.



ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         The Trusts have the right to receive dividends from, and sales proceeds of, the 98,456 Series B shares reported as beneficially owned by the Reporting Person as trustee of the Trusts.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                               /s/ DEALEY D. HERNDON
Dated:  February 1, 2001                       ---------------------------------
                                               Dealey D. Herndon